

DBRS Morningstar has the following types of conflicts of interest relating to the issuance of credit ratings:

1. DBRS Morningstar is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2. DBRS Morningstar is paid by obligors or their investors to determine credit ratings of the obligors.

3. DBRS Morningstar is paid by issuers, sponsors, or underwriters to determine credit ratings with respect to securities or money market instruments issued by asset pools or as part of asset-backed or mortgage-backed securities transactions that they arrange, sponsor or underwriter.

4. DBRS Morningstar is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid (or whose affiliates have paid) DBRS Morningstar to determine a credit rating.

5. DBRS Morningstar is paid by persons for subscriptions to receive or access the credit ratings of DBRS Morningstar and/or for other services offered by DBRS Morningstar where such persons may use the credit ratings of DBRS Morningstar to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

6. DBRS Morningstar is paid by persons for subscriptions to receive or access the credit ratings of DBRS Morningstar and/or for other services offered by DBRS Morningstar where such persons also may own investments or have entered into transactions that could be favorably or adversely affected by a credit rating issued by DBRS Morningstar.

7. DBRS Morningstar allows persons within DBRS Morningstar to directly own certain securities or money market instruments of, or have other direct ownership interests in, issuers or obligors subject to a credit rating determined by DBRS Morningstar, provided that such persons within DBRS Morningstar do not participate in determining or approving the credit rating.

8. DBRS Morningstar allows persons within DBRS Morningstar to have business and other relationships that are more than arm's-length, ordinary-course business relationships with obligors or issuers subject to a credit rating determined by DBRS Morningstar.



9. DBRS Morningstar determines credit ratings of issuers or obligors that may be controlled by a significant shareholder of Morningstar, Inc. (i.e., holding 5% or more of its outstanding common stock), provided that no such rated entity is a person associated with DBRS Morningstar.